EX-99.2N

Consent of Independent Registered Public Accounting Firm

The Board of Directors

SkyBridge Multi-Adviser Hedge Fund Portfolios LLC:

We consent to the use of our report dated May 27, 2010, incorporated by reference herein for the statement of assets and liabilities as of March 31, 2010, including the schedule of investments, of SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (f/k/a Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC) and the statements of operations and cash flows for the year then ended, the statements of changes in net assets for each of the years in the two year period then ended and the financial highlights for each of the years in the five year period then ended and to the references to our firm under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm and Legal Counsel” in Amendment No. 25 to the Registration Statement on Form N-2.

/s/ KPMG LLP

New York, New York

February 2, 2010